

December 2, 2008

Room 7010

Enrique Osorio López
Chief Financial Officer
Vitro, S.A.B. de C.V.
Ave. Ricardo Margain Zozaya 400
Col. Valle del Campestre
Sand Pedro Garza Garcia, Nuevo Leon, 66265 Mexico

> **Re:** **Vitro, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **File No. 001-10905**

Dear Mr. Lopez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 30, 2007

Item 5. Operating and Financial Review and Prospects, page 38

1. With regards to your discussion related to the Flat Glass business, you do not address the impact the high gas prices had on the automotive OEM business. You disclose on page 38 your dependency on the big three US car manufacturers and the fact that higher gas prices has affected sales of the OEM business, however your results of operations does not address where this trend may have impacted operations. Refer to Item 303(A)(3)(ii) of Regulation S-K.

2.   You disclose on page 43 that your consolidated operating income increased
        during 2007 mainly due to increased production volumes, higher productivity,
        operational efficiencies and lower depreciation due to increase in the estimated
        useful lives of certain assets. Please revise future filings to describe in detail the
        processes put in place that resulted in higher productivity and operational
        efficiencies and quantify the impact these various factors had on operations or you
        anticipate will continue to have on future operations. Further address the
        circumstances surrounding the increase in estimated useful lives of certain assets
        and the resulting decrease in depreciation.

3.   We note your discussion regarding the Genesis project in your business section
        and liquidity section. Your disclosure discusses the amount that you have
        invested for the project to date but does not discuss how the implementation of
        this process model has impacted operations if at all. Tell us and disclose in future
        filings, if any of the strategic benefits which you list on page 2 has impacted your
        operations and if so disclose the amount of cost savings to date as a result of this
        implementation.

4.   We note your customer concentration disclosures on page 5 that your three largest
        customers comprised approximately 14% of your consolidated revenues for the
        year ended December 31, 2007 and that the loss of all or portion of the sales
        volume from a significant customer would have an adverse effect on you. Please
        provide a discussion within Liquidity, in future filings, to discuss the effects of
        your customer concentrations on your liquidity and operations, specifically if you
        lost one of your major customers. Refer to Financial Reporting Codification
        501.03.a.

5.   We note in your business segment data that Glass containers segment contributes
        significantly to overall operating income. Please revise future filings to discuss
        the nature of the glass container products, the costs involved and why this
        business segment would contribute more to the Company as a whole. Please note
        that analysis of segment data where a segment contributes in a disproportionate
        way to income or loss should be presented pursuant to Codified FRR 501.06.a.

6.   We note that in January 2007, your glass container business unit signed a three
        year contract with Grupo Modelo, which includes pre-established volumes and a
        price adjustment formula. Please revise future filings to address whether or not
        this agreement impacted operations during 2007 or if you believe this agreement
        is reasonably likely to have a material effect on future operations. Refer to Item
        303(a) Instruction 3 of Regulation S-K.

7.   You disclose on page 45 that in 2006 you planned to temporarily exit the export
        market. It appears as if in 2007 export sales increased in absolute dollars and as a

percentage of total revenue. Please tell us and disclose in future filings, whether or not you have decided to exit the export business and if so the impact this has had on operations.

8.   We note that during 2006 your Flat Glass business unit was adversely impacted by the temporary shutdown of a furnace located in Mexico City. Please quantify the impact this shut down had on your operating income for this business unit. You further disclose in MD&A that higher volumes and value-added automotive OEM products helped offset the decrease in operating income that resulted from this shut down. Further disclose the factors that lead to the higher volumes, the reasons the automotive OEM products helped offset the decrease in operating income and quantify these factors.

9.   We note in your Form 6-K for the quarter ended September 30, 2008, you discuss how your Flat Glass business experienced lower volumes in the automotive business as a result of weakening demand, however you have managed to mitigate the negative effects through your increased participation in small car and CUV platforms. Please expand MD&A, in future filings, to provide a discussion of recent economic events, including the lower market-wide demand in the automotive industry and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information such as how participation in the small car and CUV platforms has helped to mitigate the negative effects of this economic downturn. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity. In your response to this letter, please provide a detailed description of proposed future disclosure.

10.   We note in your Form 6-K filed October 28, 2008 that you had to record a significant mark-to-market adjustment for your derivative portfolio during the third quarter 2008. We further note that your Form 6-K refers to your hedging portfolio that focuses on future commitments related to future natural gas requirements and coupon payments on your senior notes. Please tell us and disclose, in future filings, the risk management philosophy for your derivative portfolio and how you assess and mitigate the risk of market fluctuations of interest rates, foreign currency exchange rates and commodity pricing. Further tell us and disclose, in future filings, the events and circumstances surrounding the significant mark-to-market charge and any known factors or events that could cause material losses on these derivative positions in future periods. Finally, please tell us how your existing disclosure considered the Item 11 of Form 20-F

requirements and ensure that future filings address each of the bullet points below:

- Discuss material limitations that cause the information required under paragraph (a)(1) of Item 11 not to reflect fully the net market risk exposures of the Company. In this regard, your disclosure should include summarized descriptions of instruments, positions, and transactions omitted from the quantitative market risk disclosure information or the features of instruments, positions, and transactions that are included, but not reflected fully in the quantitative market risk disclosure information;
- Present summarized market risk information for the preceding fiscal year. In addition, discuss the reasons for material quantitative changes in market risk exposures between the current and preceding fiscal years;
- Ensure that your disclosure fully describes your primary market risk exposures and what it is about your business specifically that exposes you to these risks;
- Discuss how those exposures are managed, specifically the objectives, general strategies, and instruments, if any, used to manage those exposures; and
- Disclose any changes in either your primary market risk exposures or how those exposures are managed, when compared to what was in effect during the most recently completed fiscal year and what is known or expected to be in effect in future reporting periods.

Note 20. Business dispositions and acquisitions, page F-35

11.   We note you made several acquisitions during 2006 and 2007. Please revise MD&A, in future filings, to discuss the impact these acquisitions had on your results of operations. For example, we would expect your acquisition of VIPASA in April 2006, the largest and most important glass container manufacturer in Panama, would have contributed to the increase in your Glass containers business in 2006 and 2007.

Financial Instruments, page 55

12.   We note that the reported fair values of financial instruments are estimated using either quoted market prices or alternative valuation methods. We further note the disclosure that the use of alternative valuation methods could have a material adverse effect. There is a concern that readers may not understand the extent to which alternative valuation methods have been used in compiling the reported fair value measures. In future filings, please disclose the portion of each fair value balance that was derived from quoted market prices.

Balance Sheet, page F-3

13.   Please tell us the items contained in the 12/31/07 "Other receivables" account. The basis for capitalization and expected collectibility should be clearly evident. Given that this item appears to materially impact operating cash flows, please also disclose this information in the liquidity section of Item 5 in future filings.

Note 25e, page F-82

14.   Please quantify for us the sources of cash included in the Ps. 547 operating cash flow amount reported for Vitro as of December 31, 2007. We note that Vitro does not receive cash from customers and that the dividends received from subsidiaries in 2007 were apparently Ps. 73 (page F-75). Payments from subsidiaries for allocated interest charges would not appear to exceed Vitro's actual interest payments on its debt. Further, intercompany advances should be classified as financing activities under US GAAP consistent with the guidance in paragraph 136 of SFAS 95. It is unclear how Vitro can report substantial operating cash flows under US GAAP given that it is a holding company.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Senior Accountant at (202) 551-3738 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Attorney, at (202) 551- 3728 or Jennifer Hardy, Legal Branch Chief at (202) 551-3767.

Sincerely,

Terence O'Brien
Accounting Branch Chief